SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934*

                                (Amendment No.  )

                             WAXMAN INDUSTRIES, INC.
- - - ----------------------------------------------------------------------------
                                (Name of Issuer)

                              Class A Common Stock
- - - ----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   944124106
- - - ----------------------------------------------------------------------------
                                 (CUSIP Number)

                             Jeffrey N. Greenblatt
                          Monarch Management Group, Ltd.
                               767 Fifth Avenue
                            New York, New York 10153
                                (212) 826-3030
- - - ----------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  April 11, 1996
- - - ----------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box.     [ ]

  Check the following box if a fee is being paid with this statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)



                                  Page 1 of 16 Pages

_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
            Monarch Management Group, Ltd.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                 OO
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                        0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                       884,728
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                        0
REPORTING      ______________________________________________________________

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                        884,728
_____________________________________________________________________________
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
            884,728
_____________________________________________________________________________
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]
_____________________________________________________________________________
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
            9.25%
_____________________________________________________________________________
    (14)  TYPE OF REPORTING PERSON **
            IA
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                       Page 2 of 16 Pages

_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
            Monarch Capital,L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                 WC
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                        0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                        486,297
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                        0
REPORTING      ______________________________________________________________

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                        486,297
_____________________________________________________________________________
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
            486,297
_____________________________________________________________________________
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]
_____________________________________________________________________________
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
            5.10%
_____________________________________________________________________________
    (14)  TYPE OF REPORTING PERSON **
            PN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                              Page 3 of 16 Pages

_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
            Monarch GP, L.L.C.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                 WC
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                        0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                        486,297
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                        0
REPORTING      ______________________________________________________________

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                        486,297
_____________________________________________________________________________
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
            486,297
_____________________________________________________________________________
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]
_____________________________________________________________________________
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
            5.10%
_____________________________________________________________________________
    (14)  TYPE OF REPORTING PERSON **
            OO
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 4 of 16 Pages

_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
            Baker Nye Advisers, Inc.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                 OO
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
            New York
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                        0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                        44,072
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                        0
REPORTING      ______________________________________________________________

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                        44,072
_____________________________________________________________________________
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
            44,072
_____________________________________________________________________________
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]
_____________________________________________________________________________
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
            0.46%
_____________________________________________________________________________
    (14)  TYPE OF REPORTING PERSON **
             CO
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 5 of 16 Pages

_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
            Jeffrey N. Greenblatt
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                 OO
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                        0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                        884,728
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                        0
REPORTING      ______________________________________________________________

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                        884,728
_____________________________________________________________________________
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
            884,728
_____________________________________________________________________________
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]
_____________________________________________________________________________
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
            9.25%
_____________________________________________________________________________
    (14)  TYPE OF REPORTING PERSON **
            IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT
                               Page 6 of 16 Pages

_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
            Richard B. Nye
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                 OO
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                        0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                        44,072
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                        0
REPORTING      ______________________________________________________________

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                        44,072
_____________________________________________________________________________
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
            44,072
_____________________________________________________________________________
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]
_____________________________________________________________________________
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
            0.46%
_____________________________________________________________________________
    (14)  TYPE OF REPORTING PERSON **
            IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT
                               Page 7 of 16 Pages

ITEM 1.  SECURITY AND ISSUER.

This Schedule 13D relates to shares of Class A Common Stock (the "Shares"), and Shares underlying warrants (the "Warrants") for the purchase of Shares, of Waxman Industries, Inc. (the "Company"). Reference herein to "Shares" refer to shares held directly and shares underlying the Warrants.

ITEM 2.   IDENTITY AND BACKGROUND.

(a) This Schedule is filed on behalf of (i) Monarch Management Group, Ltd. ("Monarch"), in connection with Shares held in discretionary accounts managed by it, including Shares held by Monarch Capital, Ltd., a Bermuda company, (ii) Monarch Capital, L.P. ("LP"), with respect to Shares owned by it, (iii) Monarch GP, L.L.C. ("GP") as the General Partner of LP, (iv) Baker Nye Advisers, Inc.("BNA"), in connection with Shares held in discretionary accounts managed by it, (v) Jeffrey N. Greenblatt in connection with Shares held in discretionary accounts managed by Monarch including Shares owned by LP, (vi) Richard B. Nye, in connection with Shares held in discretionary accounts managed by BNA.

      Mr. Greenblatt is the sole shareholder and President of Monarch. Mr. Joseph Kiely is the Secretary and Treasurer of Monarch.

      GP is the General Partner of LP.

      Mr. Greenblatt is the Managing Member of GP.

      Mr. Nye is the sole shareholder and President of BNA. Mr. George Bernstein is the Secretary and Treasurer of BNA.

      The reporting entities and individuals (collectively, the "Group") are making a joint filing pursuant to Rule 13d-1(f) because, by reason of the relationship as described herein, they may be deemed to be a "group" within the meaning of Section 13(d)(3) with respect to acquiring, holding and disposing of Shares.

(b) The address of the principal place of business and principal office of each person referred to in paragraph (a) other than Monarch Capital, Ltd. is 767 Fifth Avenue, New York, New York, 10153. The principal office of Monarch Capital, Ltd. is Hemisphere House, 9 Church Street, Hamilton HM
DX, Bermuda.

(c) The principal business of each of Monarch Capital, L.P. and Monarch Capital, Ltd. is that of a private investment fund, engaged in the purchase and sale of securities for investment for its own account. The principal business of each of Monarch and BNA is that of investment manager with respect to the discretionary accounts managed by them.

      The principal occupation of Mr. Greenblatt is as President of Monarch Management Group, Ltd., Managing Member of GP and General Partner of affiliated partnerships.

      The principal occupation of Mr. Nye is as President of Baker Nye Advisers, Inc. and General Partner of affiliated partnerships.

      The principal occupation of Mr. Bernstein is as Secretary and Treasurer of BNA, and chief financial officer of affiliated entities.

      The principal occupation of Mr. Kiely is as Secretary and Treasurer of Monarch, and chief financial officer of related entities.


                               Page 8 of 16 Pages

(d) None of the persons referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the persons referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) Each individual referred to in paragraph (a) above is a citizen of the United States. Monarch is a corporation formed under the laws of the State of Delaware. LP is a limited partnership formed under the laws of the State of Delaware. GP is a limited liability company formed under the laws of Delaware. BNA is a corporation formed under the laws of the State of New York.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The net investment cost (including commissions, if any, and excluding the cost of the Warrants) is (i) $3,365,873 for 846,528 Shares beneficially owned by Monarch, (ii) $1,850,885 for 464,797 Shares beneficially owned by LP and GP, as its General Partner, and (iii) $167,723 for 42,272 Shares beneficially owned by BNA. The aggregate net investment cost of all of the Shares beneficially owned by the Group is $3,533,596.

      The number of underlying Shares and cost, respectively, of the Warrants purchased by Monarch (exclusive of Monarch Capital, Ltd.), Monarch
Capital, L.P., Monarch Capital, Ltd. and BNA are:

Monarch                       25,900   $55,067
Monarch Capital, L.P.         21,500   $45,688
Monarch Capital, Ltd.         12,300   $26,138
BNA                           1,800    $3,825

      The Shares purchased by Monarch Capital, L.P. were purchased with its investment capital. All other Shares were purchased with the investment capital of the respective discretionary account.

ITEM 4.   PURPOSE OF THE TRANSACTION.

      The purpose of the acquisition of the Shares by each of the Reporting Persons is for investment. Each may make further purchases of Shares from time to time and may dispose of any or all of the Shares held by it or him at any time.

      Other than as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of Schedule 13D. Such entities and persons may, at any time and from time to time, review or reconsider their position with respect to any of such matters, but have no present intention of doing so.

                                         Page 9 of 16 Pages

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

                  (a) The approximate aggregate percentage of Shares reported beneficially owned by each person herein is based on 9,522,083 Shares outstanding as of February 7, 1996, as reflected in the Form 10Q of the Company for the period ending December 31, 1995. For purposes of calculating the percentages herein, the number of Shares underlying the Warrants beneficially owned by the applicable member of the Group have been added to the number of Shares outstanding as though such Warrants had been exercised.

                  As of the date hereof:

            (i) Monarch owns directly no Shares. By reason of the provisions of Rule 13d-3 of the Act, Monarch may be deemed to own beneficially 884,728 Shares, including the 292,502 Shares owned directly by Monarch Capital, Ltd. (constituting approximately 9.25% and 3.07% of the Shares outstanding, respectively).

            (ii)  LP owns directly 486,297 Shares,
constituting approximately 5.10% of the Shares outstanding.

            (iii) GP owns directly no Shares. . By reason of the provisions of Rule 13d-3 of the Act, GP may be deemed to own beneficially 486,297 Shares, constituting approximately 5.10% of the shares outstanding.

            (iv) BNA owns directly no Shares. By reason of the provisions of Rule 13d-3 of the Act, BNA may be deemed to own beneficially 44,072 Shares (constituting approximately 0.46% of the Shares outstanding).

            (v) Mr. Greenblatt and Mr. Nye own directly no Shares. Mr. Greenblatt, by reason of Rule 13d-3 of the Act, may be deemed to own beneficially the Shares owned by each of the entities in (i) through (iii) above (884,728 Shares, representing approximately 9.25% of the shares outstanding). Mr. Nye, by reason of Rule 13d-3 of the Act, may be deemed to beneficially own the Shares owned by BNA (44,072 Shares, representing approximately 0.46% of the shares outstanding).

            (b) Each of LP. and Monarch Capital, Ltd. has the power to vote and dispose of the Shares owned by it, which power may be exercised by the general partner or investment manager of each such Partnership. BNA and Mr. Nye share voting and investment power as to Shares held in discretionary accounts managed by BNA. Mr. Greenblatt and Monarch share voting and investment power as to Shares held in discretionary accounts managed by Monarch, including Monarch Capital, Ltd. Mr. Greenblatt, LP and GP share voting and investment power as to Shares owned by LP.

            (c) The trading dates, number of shares of Common Stock purchased or sold and price per share for all transactions in the Shares from the 60th day prior to April 19, 1996 until April 19, 1996 by
(i) Monarch on behalf of discretionary accounts other than LP, (ii) LP and (iii) BNA on behalf of discretionary accounts are set forth on Schedules A, B and C, respectively. All such transactions were effected through the New York Stock Exchange. During such period, none of the individuals named herein entered into any transactions in the Shares.

                         Page 10 of 16 Pages

            (d) No person other than each respective record owner referred to herein of Shares is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Other than the agreement described in Item 7 below, there are no contracts, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons or any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

      There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements, as required by Rule 13d-1(f)(1) of the Securities Act of 1934.

                            Page 11 of 16 Pages

            After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



                                   April 19, 1996



                                    /s/ JEFFREY N. GREENBLATT
                                    Jeffrey N. Greenblatt, as
                                    President of
                                    Monarch Management Group, Ltd.

                                    /s/ JEFFREY N. GREENBLATT
                                    Jeffrey N. Greenblatt, as
                                    Managing Member of
                                    Monarch GP, L.L.C., as
                                    General Partner of
                                    Monarch Capital, L.P.

                                    /s/ JEFFREY N. GREENBLATT
                                    Jeffrey N. Greenblatt, as
                                    Managing Member of
                                    Monarch GP, L.L.C.

                                    /s/ RICHARD B. NYE
                                    Richard B. Nye, as
                                    President of
                                    Baker Nye Advisers, Inc.

                                    /s/ JEFFREY N. GREENBLATT
                                    Jeffrey N. Greenblatt

                                    /s/ RICHARD B. NYE
                                    Richard B. Nye

                              Page 12 of 16 Pages

                                  Schedules A

                              MONARCH MANAGEMENT GROUP, LTD.

Trade Date        Unit Cost                  Cost         Shares    WTS

3/29/96                3.38                  240,406       70,803
4/1/96                 3.60                  165,627       45,707
4/3/96                 3.63                   79,083       21,688
4/4/96                 3.53                   38,494       10,844
4/8/96                 3.00                   13,014        4,300
4/8/96                 3.00                   81,016       26,800
4/8/96                 3.00                    6,046        2,000
4/8/96                 3.00                    9,991        3,300
4/8/96                 3.00                  110,067       36,400
4/9/96                 3.00                    1,510          500
4/l0/96                2.13                   32,316                15,200
4/10/96                2.14                    3,203                 1,500
4/11/96                3.88                  107,205        27,516
4/12/96                3.99                  124,282        30,970
4/15/96                4.37                  132,272        30,103
4/16/96                4.77                  121,627        25,500
4/16/96                4.78                   11,938         2,500
4/16/96                4.80                  l05,889        22,l00
4/17/96                4.96                  114,444        23,100
4/19/96                4.77                  162,142        34,000


                             Page 13 of 16 Pages

                                  Schedules B

                                  MONARCH CAPITAL LP

Trade Date        Unit Cost                 Cost         Shares       WTS

3/29/96                3.38               285,723           84,160
4/1/96                 3.60               199,258           54,998
4/3/96                 3.63                94,424           25,905
4/4/96                 3.53                45,941           12,952
4/8/96                 3.00               133,314           44,100
4/9/96                 3.00                 3,020            1,000
4/10/96                2.13                45,688                    21,500
4/11/96                3.88               123,993           31,834
4/12/96                3.99               148,412           36,992
4/15/96                4.37               157,955           35,956
4/16/96                4.77               170,734           35,800
4/16/96                4.79               136,515           28,500
4/17/96                4.95               145,618           29,400
4/19/96                4.77               205,978           43,200



                             Page 14 of 16 Pages

                                  Schedules C

                                      BAKER NYE ADVISERS, INC.

Trade Date        Unit Cost              Cost             Shares     WTS

3/29/96                3.38               26,607             7,837
4/1/96                 3.60               18,459             5,095
4/3/96                 3.63                8,774             2,407
4/4/96                 3.53                4,271             1,204
4/8/96                 3.00               12,092             4,000
4/10/96                2.13                3,825                      1,800
4/11/96                3.88               12,269             3,150
4/12/96                3.99               13,793             3,438
4/15/96                4.37               14,677             3,341
4/16/96                4.77               14,784             3,100
4/16/96                4.79               11,496             2,400
4/17/96                4.95               12,383             2,500
4/19/96                4.77               18,118             3,800

                             Page 15 of 16 Pages

                                EXHIBIT 1

                        JOINT ACQUISITION STATEMENT
                        PURSUANT TO RULE 13D-1(f)1

The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D, as amended, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, as amended, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.



                                    /s/ JEFFREY N. GREENBLATT
                                    Jeffrey N. Greenblatt, as
                                    President of
                                    Monarch Management Group, Ltd.

                                    /s/ JEFFREY N. GREENBLATT
                                    Jeffrey N. Greenblatt, as
                                    Managing Member of
                                    Monarch GP, L.L.C., as
                                    General Partner of
                                    Monarch Capital, L.P.

                                    /s/ JEFFREY N. GREENBLATT
                                    Jeffrey N. Greenblatt, as
                                    Managing Member of
                                    Monarch GP, L.L.C.

                                    /s/ RICHARD B. NYE
                                    Richard B. Nye, as
                                    President of
                                    Baker Nye Advisers, Inc.

                                    /s/ JEFFREY N. GREENBLATT
                                    Jeffrey N. Greenblatt

                                    /s/ RICHARD B. NYE
                                    Richard B. Nye

                                Page 16 of 16 Pages